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                              September 29, 2022

       Richard Garr
       Chief Executive Officer
       Curative Biotechnology, Inc.
       1825 NW Corporate Blvd, Suite 110
       Boca Raton, FL 33431

                                                        Re: Curative
Biotechnology, Inc.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed September 28,
2022
                                                            File No. 333-264339

       Dear Mr. Garr:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form S-1 filed September 28, 2022

       Description of Securities, page 56

   1. We note your disclosure that Aegis Capital Corp. will receive Underwriter's Warrants in connection with the
offering. Please revise to provide a description of the warrants in the offering. Please refer
to Item 202 of Regulation S-K.
       General

   2. Please have counsel revise its opinion to include the shares which may be issued pursuant to the underwriter's
overallotment option. We also note that twice you refer to "the
                                                        Shares." Please revise
as this is not a defined term.
 Richard Garr
FirstName LastNameRichard
Curative Biotechnology, Inc. Garr
Comapany 29,
September  NameCurative
               2022      Biotechnology, Inc.
September
Page 2     29, 2022 Page 2
FirstName LastName
3. We note you included the last reported sales price for your common stock as quoted on the OTC Pink was $0.03 per share as of September 14, 2022. Please revise this figure to provide such information as of a more recent date.
        You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Margaret Schwartz at 202-551-7153
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Raul Silvestre, Esq.